Exhibit 99.1

Polestar retail sales volumes totalled 18,049 cars in Q2, a growth of 38% year-on-year

•	Q2 2025 volumes: 18,049, a growth of 38% vs Q2 2024
•	H1 2025 volumes: 30,319, a growth of 51% vs H1 2024

GOTHENBURG, SWEDEN – 10 July 2025 – Polestar (Nasdaq: PSNY) retail sales volumes amounted to an estimated 18,049 cars in Q2 2025, up 38% versus Q2 2024. For the first six months of the year, retail sales volumes approximated 30,319 cars, a growth of 51% compared to the same period last year.

Michael Lohscheller, Polestar CEO, says: “We’ve delivered another strong quarter of growth, in increasingly challenging market and geopolitical conditions. Volume growth of 38% in the second quarter and 51% in the first half of the year is a clear sign that our retail expansion is delivering and that more customers are choosing Polestar.”

Breakdown of retail sales volumes:

	Q2 2025	Q2 2024	Change (%)
Retail sales volumes	18,049	13,072	+38%

	H1 2025	H1 2024	Change (%)
Retail sales volumes	30,319	20,047	+51%

Ends.

Contacts

Anna Gavrilova
Head of Investor Relations

anna.gavrilova@polestar.com

Theo Kjellberg
Head of Corporate Communication

theo.kjellberg@polestar.com

About Polestar
Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 27 markets globally across North America, Europe and Asia Pacific.

Polestar has three models in its line-up: Polestar 2, Polestar 3, and Polestar 4. Planned models include the Polestar 5 four-door GT (to be introduced in 2025), the Polestar 6 roadster and the Polestar 7 compact SUV. With its vehicles currently manufactured on two continents, North America and Asia, Polestar plans to diversify its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) the identification and remediation of accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar’s preliminary view of such errors and the successful filing of restatements of any SEC reports; (7) Polestar’s ability to continue to meet stock exchange listing standards; (8) changes in domestic and foreign business, market, financial, political and legal conditions; (9) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (10) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (11) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (12) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (13) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (14) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (15) risks related to future market adoption of Polestar’s offerings; (16) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (17) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (18) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (19) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (20) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (21) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, tax audits, investigations and inquiries; (22) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (23) the impact of the ongoing conflict between Ukraine and Russia and in Israel, the Gaza Strip and the Red Sea; and (24) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.